Exhibit 1.2

Neovasc Inc.
Managements Discussion and Analysis
Form 51-102F1

FOR THE YEARS ENDED DECEMBER 31,
2015 AND 2014

Q4

2015

FORM 51-102F1: MANAGEMENT’S DISCUSSION AND ANALYSIS

This discussion and analysis covers the audited consolidated financial statements of Neovasc Inc. (the “Company” or “Neovasc”) for the years ended December 31, 2015 and 2014.

The Management’s Discussion and Analysis (“MD&A”) of financial condition and results of operations should be read in conjunction with the audited consolidated financial statements and notes thereto for the years ended December 31, 2015 and 2014 (included as part of Neovasc’s annual filing).

The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the United States/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canada, which requirements are different than those of the United States.

The names TiaraTM (“Tiara”), Neovasc ReducerTM (“Reducer”) and PeripatchTM (“Peripatch”) are our trademarks; other trademarks, product names and company names appearing herein are the property of their respective owners.

Additional information about the Company, including the Company’s Financial Statements and Annual Information Form, are available on SEDAR at www.sedar.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND RISK FACTORS

This MD&A contains forward-looking statements within the meaning of applicable Canadian securities legislation and U.S. securities legislation that may not be based on historical fact, including, without limitation, statements containing the words “believe”, “may”, “plan”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions. Forward-looking statements are necessarily based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as the factors we believe are appropriate. Forward-looking statements in this MD&A include, but are not limited to, statements relating to:

•	our intention to expand the indications for which we may market Tiara™ (which does not have regulatory approval and is not commercialized) and Reducer™ (which has CE Mark approval for sale in the European Union);
•	our plans to develop and commercialize products and the timing of these development programs;
•	our ability to replace declining revenues from the tissue business with revenues from the Reducer and Tiara in a timely manner;
•	whether we will receive, and the timing and costs of obtaining, regulatory approvals;
•	the cost of post-market regulation if we receive necessary regulatory approvals;
•	clinical development of our products, including the results of current and future clinical trials and studies;
•	our ability to enroll patients in our clinical trials, studies and compassionate use cases in Canada, the United States and in Europe;
•	our ability to get our products approved for use;
•	the benefits and risks of our products as compared to others;
•	our ability to establish, maintain and defend intellectual property rights in our products;
•	our need for additional financing and our estimates regarding our capital requirements and future revenues, expenses and profitability;
•	our estimates of the size of the potential markets for our products;
•	our potential relationships with distributors and collaborators with acceptable development, regulatory and commercialization expertise and the benefits to be derived from such collaborative efforts;
•	sources of revenues and anticipated revenues, including contributions from distributors and other third parties, product sales, license agreements and other collaborative efforts for the development and commercialization of products;
•	our creation of an effective direct sales and marketing infrastructure for approved products we elect to market and sell directly;
•	the rate and degree of market acceptance of our products;
•	the timing and amount of reimbursement for our products;
•	the success and pricing of other competing therapies that may become available;

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•	our retention and hiring of qualified employees in the future;
•	the manufacturing capacity of third-party manufacturers for our products;
•	the competition we face from other companies, research organizations, academic institutions and government agencies, and the risks such competition pose to our products;
•	the confidential information we possess about patients, customers and core business functions, and the information technologies we use to protect it;
•	the conduct or possible outcomes of any actual or threatened legal proceedings;
•	our intention to continue directing a significant portion of our resources into sales expansion;
•	government legislation in all countries that we already, or hope to, sell our products in, and its effect on our ability to set prices, enforce patents and obtain product approvals or reimbursements; and
•	risks related to lawsuits that could direct our resources and result in the payment of significant damages and other remedies.

Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies, many of which, with respect to future events, are subject to change. The material factors and assumptions used by us to develop such forward-looking statements include, but are not limited to:

•	our regulatory and clinical strategies will continue to be successful;
•	our current positive interactions with regulatory agencies will continue;
•	recruitment to clinical trials and studies will continue;
•	the time required to enroll, analyze and report the results of our clinical studies will be consistent with projected timelines;
•	current and future clinical trials and studies will generate the supporting clinical data necessary to achieve approval of marketing authorization applications;
•	the regulatory requirements for approval of marketing authorization applications will be maintained;
•	our current good relationships with our suppliers and service providers will be maintained;
•	our estimates of market size and reports reviewed by us are accurate;
•	our efforts to develop markets and generate revenue from Reducer will be successful;
•	genericisation of markets for Tiara and Reducer will develop; and
•	capital will be available on terms that are favourable to us.

By their very nature, forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. In evaluating these statements, prospective purchasers should specifically consider various factors, including the risks outlined in our Annual Information Form, under the heading “Risk Factors”. Should one or more of these risks or uncertainties or a risk that is not currently known to us materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this MD&A and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. Investors are cautioned that forward-looking statements are not guarantees of future performance and investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

All financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and is expressed in U.S. dollars. The Company has changed its presentation currency from Canadian dollars to U.S. dollars (see ‘Changes in Accounting Policies including Initial Adoption’).

Date: March 29, 2016

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OVERVIEW

Description of the Business

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace.  Its products include the Tiara technology in development for the transcatheter treatment of mitral valve disease and the Reducer for the treatment of refractory angina.

Neovasc’s business operations started in March 2002, with the acquisition of Neovasc Medical Inc. (“NMI”) (formerly PM Devices Inc.). NMI manufactured a line of collagen based surgical patch products. The products are made from chemically treated pericardial tissue. In 2012, the Company sold the rights to the surgical patch products to LeMaitre Vascular, Inc. (“LeMaitre”), but retained rights to the underlying tissue technology for all other uses.

In May 2003, Neovasc acquired Angiometrx Inc. (“ANG”). ANG developed a technology called the Metricath, a catheter-based device that allowed clinicians to measure artery and stent size and confirm deployment during interventional treatment of coronary and peripheral artery disease. In 2009, Neovasc ceased all activities related to Metricath and on January 1, 2015 ANG was amalgamated into NMI.

In July 2008, Neovasc acquired two pre-commercial vascular device companies based in Israel: Neovasc Medical Ltd. (“NML”) and B-Balloon Ltd. (“BBL”). NML developed and owned intellectual property related to Reducer, a novel catheter-based treatment for refractory angina, a debilitating condition resulting from inadequate blood flow to the heart muscle. In 2009, Neovasc ceased all activities related to BBL’s technologies and is in the process of voluntarily liquidating BBL.

In late 2009, Neovasc started initial activities to develop novel technologies for the catheter-based treatment of mitral valve disease. Based on the positive results of these activities, the Company launched a program to develop the Tiara transcatheter mitral valve.

Product Portfolio

Tiara

In the second quarter of 2011, the Company formally initiated a new project to develop the Tiara, a product for treating mitral valve disease. The Tiara is in preclinical / early clinical stage development to provide a minimally invasive transcatheter device for the millions of patients who experience mitral regurgitation as a result of mitral heart valve disease (in 2014 it was estimated that mitral regurgitation affects approximately 4.1 million people in the United States and the European Union). Mitral regurgitation is often severe and can lead to heart failure and death. Unmet medical need in these patients is high. Currently, a significant percentage of patients with severe mitral regurgitation are not good candidates for conventional surgical repair or replacement due to frailty or comorbidities. There are approximately 1.7 million patients suffering from significant mitral regurgitation in the United States. Currently there is no transcatheter mitral valve replacement device approved for use in any market.

Clinical experience to date has been primarily with the 35mm Tiara valve and the 32 French delivery system. First clinical use of the 40mm Tiara occurred in the fourth quarter of 2015 and first use of the 45mm Tiara is targeted for 2016. The additional sizes will allow Neovasc to expand treatment to a broader population of patients.

To date, twelve patients have been implanted with Tiara in early feasibility and compassionate use cases and Neovasc believes that early results have been encouraging. The 30-day survival rate for the first twelve patients implanted with Tiara is 73% with one patient now over two years post implant. The Tiara has been successfully implanted in both functional and degenerative mitral regurgitation patients, as well as patients with pre-existing prosthetic aortic valves and mitral surgical rings.

The results from these early feasibility and compassionate use cases have been instrumental in helping to demonstrate the potential of the Tiara as well as refining the implantation procedure, patient selection criteria and the device itself. Careful patient selection continues to be critical as the Company and clinical community continue to learn more about treating this population of very sick patients.

While many challenges remain prior to achieving commercial production (including, but not limited to, positive clinical trial and study results and obtaining regulatory approval from the relevant authorities), the Company believes the Tiara is being widely recognized as one of the leading devices exploring this new treatment option for patients who are unable or unsuited to receive an open heart surgical valve replacement or repair. There are several other transcatheter mitral valve replacement devices in development by third parties; some of which have been implanted in early feasibility type studies with varying results.

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Neovasc believes that there are several unique attributes of the Tiara that may provide advantages over other approaches to mitral valve replacement. There is no certainty that the Tiara will successfully proceed through clinical testing and ultimately receive regulatory approval to treat these patients, nor is it possible to determine at this time if any of the other development stage devices will succeed in obtaining regulatory approval.

The Tiara valve is made up of two major components: the leaflets and skirt, which are made from the Company’s Peripatch tissue, and the nitinol frame (to which the leaflets and skirt are attached), which is manufactured by a well-established specialty manufacturer in the medical device industry. If this supplier were unable to provide the nitinol frame in the future, it would seriously impact the further development of the Tiara. The Tiara delivery system is manufactured in-house by the Company using components that are readily available.

Regulatory Status

The Tiara is an early-stage development product without regulatory approvals in any country. The Company intends to continue to fund development of the product as cash flow allows and anticipates applying for CE Mark approval in Europe in the next two to three years. As at December 31, 2015, the Company has spent approximately $25.5 million developing the product and anticipates that it may require an additional $25-30 million as it moves forward to achieve CE Mark. There is no assurance that European regulatory approval will be granted in the time frame anticipated by management, or granted at any time in the future. There is no expectation that this product will be revenue-generating in the near term, although management believes that the product is addressing an important unmet clinical need and that the demand for the product is high.

On October 9, 2014 Neovasc announced that it has received conditional investigational device exemption approval from the U.S. FDA to initiate the U.S. arm of its TIARA-I study for the Company’s Tiara. The TIARA-I study is a multinational, multicenter early feasibility study being conducted to assess the safety and performance of Neovasc’s Tiara mitral valve system and implantation procedure in high-risk surgical patients suffering from severe mitral regurgitation. Severe mitral regurgitation is a critical condition that affects millions of patients and, if left untreated, can lead to heart failure or death. This FDA conditional approval allows clinical investigators to begin enrolling patients at participating U.S. medical centers once local hospital and related approvals are in place. This is an important step towards Tiara becoming one of the first transcatheter mitral valve replacement devices available for treating U.S. patients. The TIARA-I study will enroll up to 30 patients globally and is being overseen by a multidisciplinary committee of internationally recognized physicians. Tiara has also been implanted under compassionate use approvals in Canada and implantations under similar approvals are anticipated in other countries in the future.

Reducer

The Reducer is a treatment for patients with refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects approximately 620,000 individuals in the United States who are not eligible for conventional treatments and typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow in the heart’s venous system, thereby increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle.

The pain associated with refractory angina can make it difficult for patients to engage in routine activities, such as walking or climbing stairs. Using a catheter-based procedure, the Reducer is implanted in the coronary sinus, the major blood vessel that sends de-oxygenated blood from the heart muscle back to the right atrium of the heart. Pilot clinical studies demonstrate that the Reducer provides significant relief of chest pain in refractory angina patients. There are approximately 620,000 refractory angina patients in the United States who are potential candidates for the Reducer, either because they cannot be revascularized or because they are otherwise poorly managed using conventional medical therapies. These patients represent a substantial market opportunity for the Reducer product. If physicians adopt the Reducer for use in these refractory patients, it is expected that there will be a natural spillover into the broader recurrent angina market, which represents a substantially larger patient population.

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The Reducer is targeting a currently untreatable patient population. A refractory patient by definition is resistant to other therapies. A patient who has refractory angina is not a surgical candidate, cannot benefit from existing interventional cardiology therapies and is not receiving adequate relief from available drug regimens to manage their chest pain. As such there are currently no direct competitors to the Reducer as the patient will have exhausted all other treatment options before a Reducer is considered. Once the Reducer is established as a standard of care for the refractory angina patient, Neovasc believes that the Reducer may also be considered for use in the larger population of recurrent angina patients (patients who are receiving repeat treatments for angina pain) and thus increase its market potential.

The Company has completed Coronary Sinus Reducer for Treatment of Refractory Angina clinical trial (“COSIRA”) to assess the efficacy of the Reducer device. The COSIRA trial’s primary endpoint was a two-class improvement six months after implantation in patients’ ratings on the Canadian Cardiovascular Society (“CCS”) angina grading scale, a four-class functional classification that is widely used to characterize the severity of angina symptoms and disability. Only patients with severe angina, CCS Class 3 or 4, were enrolled in the COSIRA trial. The COSIRA trial analysis showed that the study met the primary endpoint, with patients receiving the Reducer achieving a statistically significant improvement in CCS scores (two classes or better) compared to patients receiving a sham control (18 of 52 (34.6%) of the Reducer patients improved ≥ 2 CCS classes compared to 8 of 52 (15.4%) of the control patients (p-value = 0.024)). The analysis also showed that patients treated with the Reducer showed a statistically significant improvement of one or more CCS classes compared to the sham control patients (37 of 52 (71.2%) of the Reducer patients showed this improvement compared to 22 of 52 (42.3%) of the control patients (p-value = 0.003)). The COSIRA trial results were published in the New England Journal of Medicine in February 2015.

The Reducer is an hourglass-shaped, balloon-expandable, stainless steel, bare metal device, which is implanted in the coronary sinus, creating a restriction in venous outflow from the myocardium (the muscular layer of the heart wall). It is implanted using conventional percutaneous, or needle puncture, techniques. The Reducer is provided sterile and pre-loaded on a balloon catheter system. The system is 9 French sheath compatible and operates over a .035 inch guide wire. The implantation procedure is quick and requires minimal training. Once guide wire access to the coronary sinus is achieved, implantation typically takes less than 20 minutes.

Following implantation, the Reducer is incorporated into the endothelial tissue and creates a permanent (but reversible) narrowing in the coronary sinus. The coronary sinus is narrowed from a typical diameter of 10-12mm to approximately 3mm at the site of implantation. This narrowing slightly elevates the venous outflow pressure, which restores a more normal ratio of epicardial to endocardial blood flow between the outer and inner layers of the ischemic areas of the heart muscle. This results in improved perfusion of the endocardium, which helps relieve ischemia and chest pain. The physiological mechanism behind this effect is well documented in medical literature.

The clinical utility of this approach was demonstrated by a number of analogous approaches used in the past that achieved positive clinical outcomes for angina patients by constricting or intermittently blocking the coronary sinus to improve perfusion to the heart muscle. However, these therapies required the use of highly invasive surgery, or leaving a catheter in the heart for a prolonged period, making them impractical or clinically unacceptable for use in modern medical practice. The Reducer was developed to deliver this therapy in a safe, simple and effective manner via a minimally invasive catheter that is consistent with contemporary medical practice.

The Reducer has demonstrated excellent results in multiple animal studies and in a clinical trial of fifteen patients suffering from chronic refractory angina who were followed for three years after implantation. The six-month results from this clinical trial were published in the Journal of the American College of Cardiology and three-year follow-up data was presented at the annual scientific meeting of the American College of Cardiology in March 2010. In this clinical trial, implantation of the Reducer resulted in significant clinical improvements in stress test and perfusion measurements, as well as in overall quality of life in the majority of the patients. These improvements were maintained for the three years of the study. During this period, the Reducer appeared safe and well tolerated in these patients. More recently, the Company completed the COSIRA trial – a multi-center, double blinded sham controlled study intended to assess the safety and efficacy of the Reducer in a rigorous, controlled manner. The results of COSIRA trial were positive and are discussed in more detail below.

Following this positive data from the COSIRA trial, the Company initiated a pilot launch of the Reducer in select European markets in early 2015. The Company has signed distribution agreements in Italy, Switzerland, the United Kingdom and Saudi Arabia and has initial sales into these countries. Launch of the product is also underway in select centers in Germany via direct sales. Based on the initial results from the targeted launch, Neovasc is presently developing an expanded sales plan and strategy for 2016 and beyond. It is anticipated that sales of the product in the United States would follow obtaining U.S. regulatory approval, if such approval is granted, as described further below.

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Regulatory Status

The Reducer is approved for sale in Europe, having received CE Mark designation in November 2011. In preparation for product launch, Neovasc has completed development of the commercial-generation Reducer and the product is currently being transferred to commercial scale manufacture. The Company has completed the COSIRA trial that is expected to provide data to support broad commercialization of the Reducer product. The COSIRA trial is a double-blinded, randomized, sham controlled, multi-center trial of 104 patients at eleven clinical investigation sites. The study completed enrollment in early 2013 and on November 6, 2013, the Company reported topline results for its COSIRA trial assessing the efficacy and safety of the Reducer. In February 2015, the COSIRA trial results were published in the New England Journal of Medicine. As discussed above, the data shows that the Reducer achieved its primary endpoint, significantly improving the symptoms and functioning of patients disabled by previously untreatable refractory angina. The COSIRA trial also confirmed that the Reducer is safe and well tolerated. The safety and efficacy data from the randomized, controlled COSIRA trial is consistent with results seen in previous non-randomized pilot studies of the Reducer. Placement of the Reducer is performed using a minimally-invasive transvenous procedure that is similar to implanting a coronary stent and takes approximately 20 minutes. Neovasc has begun discussions with the FDA on the development of a randomized investigational device exemption trial in the United States. The Company expects to begin this trial in 2016. U.S. marketing approval is expected about two to four years after the clinical trial begins. There is no assurance that U.S. regulatory approval will be granted in the time frame anticipated by management, or granted at any time in the future. The cost of the U.S. clinical trial is expected to be $15-20 million.

Tissue Products

Neovasc produces Peripatch, an advanced biological tissue product that is manufactured from pericardium, which is the protective sac that surrounds the heart of an animal. Neovasc uses its proprietary processes to convert raw pericardial tissue from animal sources into sheets of implantable tissue that can be incorporated into third-party medical devices (for example, for use as the material for artificial heart valve leaflets). Peripatch tissue retains the mechanical characteristics of natural tissue and is readily incorporated into the body without rejection. Peripatch tissue was originally developed to fabricate artificial heart valves and has a 25-year history of successful implantation for heart valve and other surgical applications. Peripatch tissue can be manufactured to meet the mechanical and biological characteristics required for a wide variety of applications, such as heart valve leaflets.

The product line includes Peripatch surgical patches, which are rectangular patches made from bovine tissue, applied as internal bandages to repair weak or damaged organs or vessels. On October 31, 2012, Neovasc amended its agreement with LeMaitre allowing LeMaitre to exercise its option to purchase certain specific rights to Neovasc’s biological vascular surgical patch technology on an accelerated basis. Under the terms of the amendment, LeMaitre is permitted to use the Peripatch technology for the sole purpose of manufacturing surgical patches that it markets as its XenoSure™ surgical patch product line. Neovasc ceased manufacturing surgical patches for LeMaitre in the second quarter of 2015.

The Company also provides a range of custom Peripatch products to industry customers for incorporation into their own products, such as transcatheter heart valves and other specialty cardiovascular devices. These include Peripatch tissue fabricated from bovine and porcine sources and offered in a wide variety of shapes and sizes. Neovasc works closely with its industry customers to develop and supply tissue to meet their specific needs, such as for transcatheter heart valve leaflets. This often includes providing tissue in custom shapes or molded to three dimensional configurations. The Company also provides product development and specialized manufacturing services related to Peripatch tissue-based products such as transcatheter heart valves. The Company actively consults with a range of heart valve programs in order to refine their products and provide tissue to meet their needs and also provides transcatheter valve prototyping, pilot manufacture and commercial manufacture services to a range of customers.

Although the generic method of processing tissue in a way similar to the Peripatch is widely used, the Company’s competitive position stems from its own proprietary process that is supported by a 25-year implant history for use as a surgical heart valve. A company that establishes its own process will have to go through a significant and costly series of studies to prove that their process produces tissue that is suitable as a medical device. The Peripatch product has already met these requirements and has already been validated through many years of successful use in multiple applications. Neovasc’s customers make the decision to use the Company’s tissue rather than take on the demanding and lengthy process of developing their own tissue processing operation. As stated elsewhere herein, Neovasc is not aware of any other company in the world that both provides such tissue and partners with customers to provide specialized heart valve development and manufacturing services.

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The basic Peripatch technology was established over 25 years ago by a third party that was a predecessor company to NMI, when the material was used to fashion the leaflets and other components in surgical heart valves. Neovasc’s processing of the material is a trade secret and proprietary to the Company. However, the use of the product in transcatheter minimally invasive heart valves and other medical devices such as artificial hearts are new uses for the technology. Appropriate testing is conducted to ensure the appropriateness and durability of the tissue for a new application before the medical device can be approved for use, and there is some additional risk when applying the technology to a new product or when amending to, or adding to, the fixation process to meet a new demand, such as for three dimensional shape setting of the tissue.

The supply of Peripatch products and the associated product development, consulting and specialized manufacturing services related to Peripatch tissue-based products represents 95% of the Company’s current revenues.

Regulatory Status

While the Company does not maintain stand-alone marketing approval for its tissue products, a number of third-party products which incorporate Peripatch tissue are approved for sale (i.e. such products have obtained regulatory approval, such as a CE Mark or Canadian medical device license) or have pending approvals in various markets. There is no assurance that further regulatory approvals for third-party products will be obtained.

Additional Products and Third-Party Sales

Neovasc provides consulting and original equipment manufacturing services to other medical device companies when these services fall within the scope of the Company’s expertise and capabilities. These activities are substantially focused on providing specialized development and manufacturing services for industry customers who incorporate the Company’s Peripatch tissue into their vascular device products such as heart valves. The goal of these activities is to drive near-term revenues as well as support development of a long-term revenue stream through the ongoing provision of tissue and manufacturing services to customers with commercially successful devices that incorporate Neovasc tissue. Revenue earned from various contract agreements varies throughout the year depending on customer needs.

Product Development

Product development at the Company is currently focused on completing commercialization of the Reducer as well as clinical stage and pre-commercialization development work on the Tiara. The Company may also investigate other potential new internal or external projects that leverage the Company’s existing technologies, infrastructure and expertise.

Trends, Risks and Uncertainties

The Company has incurred operating and comprehensive losses of $26,730,490 and $35,116,695 for the year ended December 31, 2015 respectively (2014: $17,175,745 and $18,154,725) and has a deficit of $115,288,713 at December 31, 2015 compared to a deficit of $88,558,223 as at December 31, 2014. As at December 31, 2015 the Company had $55,026,171 in cash and cash equivalents. The Company believes it is well funded to pursue its short and medium term objectives for the Tiara and Reducer, but may need to raise additional capital prior to the successful commercialization of these products. There is no certainty that the programs will be successfully commercialized or any required funds will be available to the Company at the time needed or on terms acceptable to the Company.

Neovasc has a limited operating history, which makes it difficult to predict how its business will develop or what its future operating results will be. The Company has a history of operating losses since its inception and will need to generate significantly greater revenues than it has to date to achieve and maintain profitability. There is no certainty of future profitability, and results of operations in future periods cannot be predicted based on results of operations in past periods. The securities of the Company should be considered a highly speculative investment.

Neovasc is subject to risks and uncertainties associated with operating in the life sciences industry and as a company engaged in significant development, regulatory, production and commercialization activity. Neovasc cannot anticipate or prevent all of the potential risks to its success, nor predict the impact of any such risk.

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Operating risks include but are not limited to: the clinical success of the Tiara; market acceptance of the Company’s technologies and products; litigation risk associated with the Company’s intellectual property and the Company’s defense and protection thereof; the conduct or possible outcomes of any actual or threatened legal proceedings; the Company’s ability to obtain and enforce timely patent protection of its technologies and products; the Company’s ability to develop, manufacture and commercialize its products cost-effectively and according to the regulatory standards of numerous governments; the competitive environment and impact of technological change and/or product obsolescence; the continued availability of capital to finance the Company’s activities; the Company’s ability to conduct and complete successful clinical trials; the Company’s ability to garner regulatory approvals for its products in a timely fashion; the Company’s ability to attract and retain key personnel, effectively manage growth and smoothly integrate newly acquired businesses or technologies; limitations on third-party reimbursement; instances of product or third-party liability; dependence on a single supplier for some products; animal disease or other factors affecting the quality and availability of raw materials; conflicts of interest among the Company’s directors, officers, promoters and members of management; fluctuations in the values of relative foreign currencies; volatility of the Company’s share price; fluctuations in quarterly financial results; unanticipated expenses; changes in business strategy; impact of any negative publicity; general political and economic conditions; and acts of god and other unforeseeable events, natural or human-caused.

These risk factors and others are described in greater detail in the Company’s Annual Information Form which is available on SEDAR at www.sedar.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Foreign Operations

The majority of the Company’s revenues are derived from product sales in the United States and Europe, primarily denominated in U.S. dollars and European euros, while the majority of the Company’s costs are denominated in Canadian dollars. The Company expects that foreign currency denominated international sales will continue to account for the majority of its revenues. Consequently, a decrease in the value of a relevant foreign currency in relation to the Canadian dollar will have an adverse effect on the Company’s results of operations, with lower than expected revenue amounts and gross margins being reported in the Company’s Canadian dollar financial statements. In addition, any decrease in the value of the U.S. dollar or European euro occurring in between the time a sale is consummated and the time payment is received by Neovasc will lead to a foreign exchange loss being recognized on the foreign-currency denominated trade account receivable. The fluctuation of foreign exchange may impose an adverse effect on the Company’s results of operations and cash flows in the future. Additionally, Neovasc may be materially and adversely affected by increases in duty rates, exchange or price controls, repatriation restrictions, or other restrictions on foreign currencies. The Company’s international operations are subject to certain other risks common to international operations, including, without limitation: government regulations; import restrictions and, in certain jurisdictions, reduced protection for the Company’s intellectual property rights.

Foreign currency translation gains and losses arising from normal business operations are credited to or charged to operations in the period incurred. To date, Neovasc has not entered into any foreign exchange forward contracts.

Selected Financial Information

The following discussion should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2015 and 2014.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Results for the years ended December 31, 2015 and 2014 follow:

Losses

The operating losses and comprehensive losses for the year ended December 31, 2015 were $26,730,490 and $35,116,695 respectively, or $0.41 basic and diluted loss per share, as compared with losses of $17,175,745 and $18,154,725, or $0.33 basic and diluted loss per share for the same period in 2014. The $9,554,745 increase in the operating loss incurred for the year ended December 31, 2015 compared to the same period in 2014 can be substantially explained by a $2,232,490 decrease in gross profit, a $3,187,418 increase in general and administrative expenses (of which $6,223,938 relates to an increase in litigation expenses), a $5,569,975 increase in product development and clinical trial expenses, and offset by a $2,100,768 increase in other income. Litigation expenses for the year ended December 31, 2015 represent a loss of $0.11 basic and diluted loss per share compared to a loss of $0.02 basic and diluted loss per share for the same period in 2014. The Company has incurred significant costs in defending itself in lawsuits filed by CardiAQ Valve Technologies, Inc.. Total litigation costs since the initial claims were filed in June 2014 are approximately $7.89 million and the Company may require an additional $7.5 million to cover additional litigation expenses up to and including the trial, scheduled for May 2016.

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Revenues

Revenues decreased 31% year-over-year to $9,929,940 for the year ended December 31, 2015, compared to revenues of $14,370,667 for the same period in 2014. The Company ceased its production of surgical patches for LeMaitre (product sales) in the second quarter of 2015. The Company started its sales of Reducer in the first quarter of 2015 as it initiated its focused commercialization of the product in Europe. The Company is focusing its business away from its traditional revenue streams towards development and commercialization of its own products, the Reducer and Tiara.

Reducer sales for the year ended December 31, 2015 were $526,412, compared to $nil for the same period in 2014. Included within these revenues are stocking orders from new territories and re-orders from certain territories in Europe. The success of the commercialization of Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement codes in various territories and correctly managing the referrals process.

Product sales for the year ended December 31, 2015 were $353,736, compared to $2,054,042 for the same period in 2014, representing a decrease of 83%. Product sales are solely comprised of sales of surgical patches to LeMaitre. Neovasc ceased manufacturing surgical patches in June 2015.

Contract manufacturing revenues for the year ended December 31, 2015 were $3,236,978, compared to $3,033,976 for the same period in 2014, representing an increase of 7%. The increase in revenue for the year ended December 31, 2015 compared to the same period in 2014 is primarily due to growing revenues from a single customer. The Company has seen a concentration of revenue into fewer larger accounts and expects that this reflects growing demand for those customers’ products. Neovasc anticipates that contract manufacturing will continue to grow in the long term as its customers’ products receive regulatory approvals and are commercialized, but recognizes that these revenues will be derived from a smaller customer base as the transcatheter aortic valve market matures.

Revenues from consulting services for the year ended December 31, 2015 were $5,812,814, compared to $9,282,649 for the same period in 2014, representing a decrease of 37%. The loss of a single contract accounts for the majority of this decline and is indicative of the trend the Company is seeing in consulting service revenue. The Company anticipates that its consulting services revenue will decline in the long term as its consulting customers continue to transition to becoming contract manufacturing customers.

Where possible the Company updates its charge out rates and product prices on an annual basis to maintain its margins and reflect increases in the cost of goods sold. Some customer contracts include a mechanism to calculate the price increase or to limit the maximum increase allowable each year.

Cost of Goods Sold

The cost of goods sold for the year ended December 31, 2015 was $6,938,134, compared to $9,146,371 for the same periods in 2014. The overall gross margin for the year ended December 31, 2015 was 30%, compared to 36% gross margin for the same period in 2014. The Company lost a significant higher margin contract manufacturing account toward the end of 2014 and has seen during the year its consulting services revenue margins decline as our ability to charge higher fees for these services has decreased as the transcatheter aortic valve market has matured. In addition the Company is experiencing higher cost of goods sold as its quality system has been improved to meet the expectations of rapidly maturing customers. These increases are not productive improvements and result in an overall downward trend in margins.

Expenses

Total expenses for the year ended December 31, 2015 were $31,750,140, compared to $22,494,468 for the same period in 2014, representing an increase of $9,255,672 or 41%. The increase in total expenses for the year ended December 31, 2015 compared to the same period in 2014 reflects a $498,279 increase in selling expenses as the Company commercializes Reducer, a $3,187,418 increase in general and administrative expenses (of which $6,223,938 relates to an increase in litigation expenses) and a $5,569,975 increase in product development and clinical trial expenses to advance the Tiara and Reducer development programs.

Selling expenses for the year ended December 31, 2015 were $655,669, compared to $157,390 for the same period in 2014, representing an increase of $498,279, or 317%. The increase in selling expenses for the year ended December 31, 2015 compared to the same period in 2014 reflects costs incurred for Reducer commercialization activities in 2015. The Company anticipates a significant increase in selling expenses in 2016 as it continues its commercialization of the Reducer in select countries in Europe.

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General and administrative expenses for the year ended December 31, 2015 were $13,913,076, compared to $10,725,658 for the same period in 2014, representing an increase of $3,187,418, or 30%. The increase in general and administrative expenses for the year ended December 31, 2015 compared to the same period in 2014 can be substantially explained by a $6,223,938 increase in litigation expenses and a $703,989 increase in cash-based employee expenses, offset by a $3,480,148 decrease in share-based payments. In 2015 the Company adjusted its compensation plan to directors, officers and senior management, decreasing the number of options granted by 75%, replacing these options with a smaller cash based bonus plan and increasing officers and senior management’s base salaries by 10%. Other cash based employee expenses are related to additional headcount in quality, finance and human resource departments and with other employee expenses.

Product development and clinical trial expenses for the year ended December 31, 2015 were $17,181,395, compared to $11,611,420 for the same period in 2014, representing an increase of $5,569,975, or 48%. The increase in product development and clinical trial expenses for the year ended December 31, 2015 was due to a $1,943,414 increase in cash–based employee expenses as the Company hired additional staff to advance product development, a $4,707,064 increase in other expenses as the Company invested in its two major new product initiatives, offset by a $1,198,786 decrease in share-based payments.

The Company’s expenses are subject to inflation and cost increases. Salaries and wages have increased on average by 6% in the year ended December 31, 2015 compared to the same period in 2014. The Company has not seen a material increase in the price of any of the components used in the manufacture of its products and services.

Other Income

The other income for the year ended December 31, 2015 was $2,195,195, compared to $94,427 for the same period in 2014. The Company’s investments in high interest savings accounts and guaranteed investment certificates generated $577,006 interest during the year ended December 31, 2015. The Company benefited from significant foreign exchange gains on its foreign currency-denominated cash and cash equivalents and accounts receivable during the year ended December 31, 2015 of $1,620,727.

Tax Expense

The tax expense for the year ended December 31, 2015 was $167,351, compared to $nil for the same period in 2014. Neovasc (US) Inc. was established in 2014 to provide clinical trial services to Neovasc Medical Inc. The cross boarder intercompany charges from Neovasc (US) Inc. to Neovasc Medical Inc. created a taxable profit In Neovasc (US) Inc. and US federal and state taxes were charged.

Results for the three months ended December 31, 2015 and 2014 follow:

Losses

The net loss for the quarter ended December 31, 2015 was $7,383,608, or $0.11 basic and diluted loss per share, compared with a loss of $6,710,674, or $0.12 basic and diluted loss per share for the same period in 2014.

Revenues

Revenues for the quarter ended December 31, 2015 were $2,224,046 compared to $2,953,039 for the same period in 2014. Reducer revenues increased to $192,013 for the quarter, representing a 20% increase from the quarter ended, September 30, 2015. The Company initiated its focused commercialization of Reducer in Europe in the first quarter of 2015. Contract manufacturing revenues were comparable to the prior period and consulting services declined by $670,422 or 39%, which is consistent with the year-over-year decline and consistent with the Company’s strategy to focus its business towards development and commercialization of its own products, the Reducer and Tiara.

Cost of Goods Sold

The cost of goods sold for the quarter ended December 31, 2015 was $1,942,140, compared to $2,344,816 for the same period in 2014. The gross margin for the quarter ended December 31, 2015 was 13%, compared to 21% for the same period in 2014. Historically margins have been lower in the fourth quarter than other periods. In addition, in 2015 we issued a credit note to a single customer, which reduced margins from 23% to 13% for the fourth quarter of 2015.

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Expenses

Total expenses for the quarter ended December 31, 2015 were $8,352,093, compared to $7,363,045 for the same period in 2014, an increase of 13%. The increase is substantially due to an increase of $683,674 in general and administrative expenses and an increase of $112,266 in clinical trial and product development expenses for the Company’s two new product development programs.

Selling expenses were $292,456 for the quarter ended December 31, 2015, compared to $99,348 for the same period in 2014, an increase of 194% as the Company commercializes Reducer in Europe. General and administrative expenses were $3,498,682 for the quarter ended December 31, 2015, compared to $2,815,008 in the same period in 2014, representing an increase of 24%. The increase in general and administrative expenses was principally due to a $1,502,911 increase in litigation expenses. The increase in research and development costs, including product development and clinical trial expenses is principally due to increased investment in the Tiara development program.

Annual Information

The following is a summary of selected financial information for the three fiscal years to December 31, 2015:

	2015	2014	2013

Revenues	$9,929,940	$14,370,667	$11,406,955
Loss	(26,730,490)	(17,175,745)	(6,750,250)
Basic and diluted loss per share	(0.41)	(0.33)	(0.14)
Total assets	61,228,394	20,368,421	6,998,267
Total long-term liabilities	-	135,875	188,119
Cash dividend declared per share	$nil	$nil	$nil

Revenues grew significantly year-over-year until 2014, but decreased year-over-year in 2015 as the development of transcatheter aortic valves by our customers reached its peak. The Company ceased production of tissue products in June 2015. The Company also started its sales of Reducer in 2015. The Company anticipates revenue from Reducer will continue to grow with early commercialization in Europe. The Company anticipates that revenue from contract manufacturing will grow as existing customers increase their demand but the total number of customers is likely to decline. Revenue from consulting services will decrease as customers’ development projects near their end.

The Company has seen losses for each year grow as the Company has increased its research and development and clinical trial activities and has incurred significant costs in defending itself in lawsuits filed by CardiAQ Valve Technologies, Inc. (see ‘CONTRACTUAL OBLIGATIONS AND CONTINGENCIES’). Product development at the Company is currently focused on completing commercialization of the Reducer as well as clinical stage and pre-commercialization work on the Tiara development program.

There have been no material changes or discontinuation of operations over the periods except in the normal course of business, nor have there been changes in accounting policies or significant acquisitions or dispositions that have changed the direction of the Company. The Company remains focused on the development and commercialization of the Tiara and Reducer products over the next several years.

A financing in March 2014 and a further financing in February 2015 have grown our total assets and the Company intends to use this capital to execute our development and commercialization plans.

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QUARTERLY INFORMATION

The following is a summary of selected unaudited financial information for the eight fiscal quarters to December 31, 2015:

	December 31, 2015	September 30, 2015	June 30, 2015	March 31, 2015
REVENUE
Reducer	$192,013	$159,394	$134,607	$40,398
Product sales	-	10,228	120,097	223,411
Contract manufacturing	963,864	737,336	972,216	563,562
Consulting services	1,068,169	1,566,729	1,700,464	1,477,452
	2,224,046	2,473,687	2,927,384	2,304,823

COST OF GOODS SOLD	1,942,140	1,573,068	1,815,354	1,607,572
GROSS PROFIT	281,906	900,619	1,112,030	697,251

EXPENSES
Selling expenses	292,456	113,913	125,478	123,822
General and administrative expenses	3,498,682	4,552,966	3,535,042	2,326,386
Product development and clinical trials expenses	4,560,955	4,908,752	4,280,295	3,431,393
	8,352,093	9,575,631	7,940,815	5,881,601

OPERATING LOSS	(8,070,187)	(8,675,012)	(6,828,785)	(5,184,350)

OTHER INCOME/(EXPENSE)	853,930	1,041,842	76,447	222,976
Tax expense	167,351	-	-	-
LOSS FOR THE PERIOD	$(7,383,608)	$(7,633,170)	$(6,752,338)	$(4,961,374)

BASIC AND DILUTED LOSS PER SHARE	$(0.11)	$(0.11)	$(0.10)	$(0.08)

	December 31, 2014	September 30, 2014	June 30, 2014	March 31, 2014
REVENUE
Product sales	$261,972	$432,949	$729,175	$629,946
Contract manufacturing	952,476	1,254,905	658,262	168,333
Consulting services	1,738,591	2,232,700	2,632,564	2,678,794
	2,953,039	3,920,554	4,020,001	3,477,073

COST OF GOODS SOLD	2,344,816	2,267,050	2,799,182	1,735,323
GROSS PROFIT	608,223	1,653,504	1,220,819	1,741,750

EXPENSES
Selling expenses	99,348	17,709	22,282	18,051
General and administrative expenses	2,815,008	2,677,892	4,238,932	993,826
Product development and clinical trials expenses	4,448,689	3,203,077	2,841,880	1,117,774
	7,363,045	5,898,678	7,103,094	2,129,651

OPERATING LOSS	(6,754,822)	(4,245,174)	(5,882,275)	(387,901)

OTHER INCOME/(EXPENSE)	44,148	31,513	(24,638)	43,404
LOSS FOR THE PERIOD	$(6,710,674)	$(4,213,661)	$(5,906,913)	$(365,297)

BASIC AND DILUTED LOSS PER SHARE	$(0.12)	$(0.08)	$(0.11)	$(0.01)

After a general trend of quarter-over-quarter revenue growth in 2014, revenue growth in 2015 has been trending negatively. The Company anticipates our overall revenues to be focused on a smaller customer base in 2015. Neovasc ceased manufacturing all surgical patches in the second quarter of 2015. In the long term the Company expects its consulting services to decline. Neovasc expects its consulting service customers to transition to become contract manufacturing customers and the Company is not actively looking for new customers as available research and development staff and resources are being diverted to our Tiara development program. The Company anticipates that it will be able to replace and grow total revenue from the commercialization of our Reducer product in the mid- to long-term.

Selling expenses increased in 2015 as the Company initiates a focused commercialization of the Reducer in select countries in Europe. General and administrative expense reached a peak in the third quarter of 2015 mainly due to litigation related costs of $3,706,356. Product development and clinical trial costs peaked in the third quarter of 2015 as activities to develop the Tiara and Reducer continue and we expect these expenses to increase in 2016 and beyond.

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USE OF PROCEEDS

On March 26, 2014, the Company closed a bought deal equity financing underwritten by Cormark Securities Inc., which placed 4,192,000 common shares of Neovasc at a price of C$6.00 per common share, for gross cash proceeds to the Company of C$25,152,000.

The following table sets out a comparison of how the Company used the proceeds following the closing date against the intended use of proceeds from the bought deal, including an explanation of any variances and the impact of any variance on the ability of the Company to achieve its business objectives and milestones.

	Proposed Use of net Proceeds	actual Use of net Proceeds
	March 26, 2014 Bought Deal	Use of Proceeds	Remaining to be Spent
Tiara Development Costs	$12,114,900	$12,114,900	$-
Reducer Development Costs	$6,730,500	$2,870,837	$3,859,663
Additional Proceeds	$3,271,336	$3,271,336	$-
Total	$22,116,736	$18,257,073	$3,859,663

The actual proceeds net of share issue costs from March 26, 2014 financing were $22,116,736. The additional proceeds will be used for working capital items and to fund the expansion of our clean rooms and office space. The majority of the proceeds have been invested in high interest savings accounts and guaranteed investment certificates that are shown as part of cash and cash equivalents and investments in the financial statements. The approximate expenditures from proceeds of the bought deal equity financing from March 26, 2014 to December 31, 2015 were $18,255,000, of which approximately $12,115,000 was spent on Tiara Development Costs, approximately $2,870,000 was spent on Reducer Development Costs and approximately $3,270,000 was spent on litigation expenses, working capital items and investment in property, plant and equipment funded from the additional proceeds.

On February 3, 2015, the Company closed an underwritten public offering, which placed 10,415,000 newly issued common shares of Neovasc from treasury at a price of $7.19 per common share for aggregate gross proceeds of approximately $74,883,850 to the Company. The February 2015 offering also included the sale of 1,660,000 Neovasc common shares on the same terms by certain directors, officers and employees of Neovasc. The Company did not receive any proceeds from the sale of the 1,660,000 Neovasc common shares.

The following table sets out a comparison of how the Company used the proceeds following the closing date against the intended use of proceeds from the public offering, including an explanation of any variances and the impact of any variance on the ability of the Company to achieve its business objectives and milestones.

	Proposed Use of net Proceeds	actual Use of net Proceeds
	February 3, 2015 Underwritten Public Offering	Use of Proceeds	Remaining to be Spent
Tiara Development Costs	$35,000,000	$6,468,056	$28,531,944
Reducer Development Costs	$10,000,000	-	$10,000,000
Additional Proceeds	$24,879,210	$12,244,646	$12,634,564
Total	$69,879,210	$18,712,702	$51,166,508

The actual proceeds net of share issue costs from the February 3, 2015 financing to the Company were $69,879,210. The majority of the proceeds have been invested in high interest savings accounts and guaranteed investment certificates that are shown as part of cash and cash equivalents and investments in the financial statements. From February 3, 2015 to December 31, 2015, the Company spent approximately $18,700,000, of which approximately $6,500,000 was spent on Tiara Development Costs and approximately $12,200,000 was spent on litigation expenses, working capital items and investment in property, plant and equipment funded from the additional proceeds.

The combined value of the cash and cash equivalents and investments as at December 31, 2015 is $55,026,171.

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DISCUSSION OF LIQUIDITY AND CAPITAL RESOURCES

Neovasc finances its operations and capital expenditures with cash generated from operations, lines of credit and equity financings. At December 31, 2015, the Company had cash and cash equivalents of $55,026,171 compared to cash and cash equivalents of $5,193,561 and short term investments of $10,343,999 at December 31, 2014.

Cash used in operating activities for the year ended December 31, 2015, was $21,282,958, compared to $8,063,446 for the same period in 2014. For the year ended December 31, 2015, operating expenses were $22,693,678, compared to $8,202,450 for the same period in 2014, cash expenditures on litigation (litigation expenses less change in accounts payable related to litigation) were approximately $5.9 million and cash expenditures on research and development and clinical trials (expenses less share based payments and depreciation and less change in accounts payable related to research & development) were approximately $6.6 million. Working capital items generated cash of $821,165, compared to $39,960 for the same period in 2014, as accounts receivable absorbed cash due at year end due to a late payment received immediately after the year end, inventory absorbed cash principally in the development of reasonable working quantities of Reducer inventory, prepaid expenses and other assets generated cash due to decreased prepayment and accounts payable preserved cash at year end due to significant litigation expenses incurred but not paid for of approximately $1.1 million as at December 31, 2015.

For the year ended December 31, 2015, net cash provided by investing activities was $7,179,364. There was a decrease in investments of $9,322,492 as investments were liquidated from investments into cash and cash equivalents. For the year ended December 31, 2015, the Company invested $2,143,128 in property, plant and equipment, compared to $1,120,345 for the same period in 2014. The Company purchased $382,415 in land and buildings in June 2015. The Company continues to invest capital to expand its clean room, chemical laboratory and manufacturing facilities and research and development capabilities.

For the year ended December 31, 2015, net cash provided by financing activities was $70,804,938, compared to $22,254,959 for the same period in 2014. On February 3, 2015, the Company closed an underwritten public offering of 12,075,000 common shares of the Company (of which 10,415,000 common shares were issued from treasury and 1,660,000 common shares were sold by certain directors, officers and employees of the Company) at a price per share of $7.19 for aggregate gross proceeds of approximately $74,883,850 for the Company and $11,935,400 for the selling security holders. The share issue costs incurred by the Company were $5,004,640.

The majority of the revenue and expenses of the Company are incurred in the parent and in one of its subsidiaries, NMI, both of which are Canadian companies. There were no significant restrictions on the transfer of funds between these entities and during the years ended December 31, 2015 the Company had no complications in transferring funds to and from its subsidiaries in Israel and the United States.

The majority of the Company’s cash and cash equivalents at December 31, 2015 were denominated in Canadian dollars. The Company is exposed to foreign currency fluctuations on $23,977,469 of its cash and cash equivalents held in U.S. dollars and European euros.

EVENTS DURING THE YEAR

Other than described elsewhere herein, there were no material events during the year.

SUBSEQUENT EVENTS

Other than described elsewhere herein, there were no material events after the year end to the date of this MD&A.

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OUTSTANDING SHARE DATA

As at March 29, 2016, the Company had 66,837,345 common voting shares issued and outstanding. Further, the following securities are convertible into common shares of the Company: 8,171,966 stock options with a weighted average price of C$3.96. The fully diluted share capital of the Company at March 29, 2016 is 75,008,711.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

Contingencies

The Company is engaged as a defendant in lawsuits filed by CardiAQ Valve Technologies, Inc. (“CardiAQ”), as further described below. Litigation resulting from CardiAQ’s claims could be costly and time-consuming and could divert the attention of management and key personnel from our business operations. The Company cannot assure that it will succeed in defending any of these claims and that judgments will not be entered against us with respect to the litigation resulting from such claims. If the Company is unsuccessful in our defense of these claims or unable to settle the claims in a manner satisfactory to Neovasc, the Company may be faced with significant monetary damages, loss of intellectual property rights, or injunctive relief against us that could have a material adverse effect on our business and financial condition.

On June 6, 2014, Neovasc was named in a lawsuit filed by CardiAQ in the U.S. District Court for the District of Massachusetts concerning intellectual property rights ownership, unfair trade practices and a breach of contract relating to Neovasc’s transcatheter mitral valve technology, including the Tiara. On June 23, 2014, CardiAQ also filed a complaint against Neovasc in Germany requesting that Neovasc assign its right to one of its European patent applications to CardiAQ. On July 7, 2014, the Company was made aware through a press release issued by CardiAQ of a stay in proceedings for Neovasc’s European patent application that is the subject of the German lawsuit. This stay of proceedings was granted without an opportunity for Neovasc to respond to CardiAQ’s allegations. The Company requested that the stay be lifted, but the request was denied by the European Patent office pending resolution of the German lawsuit. Neovasc filed its response to the German lawsuit in December 2014.

The Company intends to vigorously defend itself in both lawsuits. After motion practice and discovery, the District of Massachusetts case is currently scheduled to go to trial on May 2, 2016.  The court in Munich is expected to render its decision after a hearing currently scheduled for August 2016.

The outcome of these matters is not currently determinable nor is it possible to accurately predict the outcome or quantum of these proceedings to the Company at this time. Until this matter has been resolved by the appropriate Courts, the Company cannot give any assurances as to such outcome.

When the company assesses that it is more likely that no present obligation exists at the end of the reporting period and that the possibility of an outflow of economic resources embodying economic benefits is possible, but not probable, no provision is recognized and contingent liability disclosure is required. The Company has applied the disclosure exemption and not provided an estimate of the contingent liability disclosure as it may seriously prejudice the Company’s position in the dispute.

Contractual obligations

The following table summarizes our contractual obligations as of December 31, 2015:

	Payments due by Period
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating leases	$580,668	$209,753	$257,237	$113,678	-

OFF BALANCE SHEET ARRANGEMENTS

The Company has no off balance sheet arrangements.

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Related Party Transactions

There were no ongoing contractual commitments and transactions with related parties during the year ended December 31, 2015 and 2014, other than as described elsewhere herein and those compensation based payments disclosed in Note 20 of the financial statements.

PROPOSED TRANSACTIONS

The Company is not party to any transaction requiring additional disclosure.

Critical Accounting Estimates and management judgement

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of estimates relate to the determination of the net realizable value of inventory (obsolescence provisions), allowance for doubtful accounts receivable, impairment of non-financial assets, useful lives of depreciable assets and expected life, volatility and forfeiture rates for share-based payments.

Inventories

The Company estimates the net realizable values of inventories, taking into account the most reliable evidence available at each reporting date. The future realization of these inventories may be affected by future technology or other market-driven changes that may reduce future selling prices.

Allowance for doubtful accounts receivable

The Company provides for bad debts by setting aside accounts receivable past due more than 121 days. Actual collectability of customer balances can vary from the Company’s estimation.

Impairment of long-lived assets

In assessing impairment, the Company estimates the recoverable amount of each asset or cash generating unit based on expected future cash flows and uses an interest rate to discount them. Estimation uncertainty relates to assumptions about future operating results and the determination of a suitable discount rate.

Useful lives of depreciable assets

The Company reviews its estimate of the useful lives of depreciable assets at each reporting date, based on the expected utilization of the assets.

Share-based payment

The Company measures the cost of equity-settled transactions by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and forfeiture rates and making assumptions about them.

Determination of functional currency

The Company determines its functional currency based on the primary economic environment in which it operates. IAS 21 The Effects of Changes in Foreign Exchange Rates outlines a number of factors to apply in determining the functional currency, which is subject to significant judgment by management. Management users a number of factors to determine the primary economic environment in which the Company operates; it is normally the one in which it primarily generates and expends cash. As the Company is still a development stage entity, it considers the currency in which it expends cash on its research and development activities to be a key element in this assessment.

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Determination of presentation currency

The Company elected to adopt the U.S. dollar as its presentation currency, effective from the annual financial statements of the Company for the period ended December 31, 2015, to better reflect its business and to improve comparability of its financial information with other publicly traded businesses in the life sciences industry. Prior year financial statements and all comparative financial information contained herein have been recast to reflect the Company’s results as if they had been historically reported in U.S. dollars.

Deferred tax assets

Deferred tax assets are recognized in respect of tax losses and other temporary differences to the extent probable that there will be taxable income available against which the losses can be utilized. Judgment is required to determine the amount of deferred tax assets that can be recognized based on estimates of future taxable income.

Contingent Liabilities

Contingent liabilities are assessed continually to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the financial statements of the period in which the change in probability occurs. The Company has assessed the likelihood of outcome of an outflow of resources embodying economic benefits as possible but not probable. Given that further disclosure could seriously prejudice our position, the Company has applied the exception under IAS 37.92 and disclosed the general nature of the dispute, together with the fact that, and the reason why, information has not been disclosed.

Changes in Accounting Policies including Initial Adoption

The Company elected to adopt the U.S. dollar as its presentation currency, effective from the annual financial statements of the Company for the period ended December 31, 2015, to better reflect its business and to improve comparability of its financial information with other publicly traded businesses in the life sciences industry. Prior year financial statements and all comparative financial information contained herein have been recast to reflect the Company’s results as if they had been historically reported in U.S. dollars. All revenues, expenses and cash flows for each period were translated into the presentation currency using average rates for the period, or the rates in effect at the date of the transaction for significant transactions. Assets and liabilities were translated using the exchange rate at the end of the period and stockholders’ equity was translated at historical rates. The resulting translation adjustment was recorded as accumulated foreign currency translation adjustment in accumulated other comprehensive income.

During the year ended December 31, 2015, there have been no changes in accounting policies, except as disclosed herein. The Company has not adopted any new accounting policies during the year ended December 31, 2015.

financial instruments

The Company’s financial instruments include its cash and cash equivalents, investments, accounts receivable, and accounts payable and accrued liabilities.

Disclosure Controls and Internal controls over financial reporting

Disclosure controls and procedures ("DC&P") are designed to provide reasonable assurance that all material information is gathered and reported to senior management, including the Company's Chief Executive Officer and Chief Financial Officer (the "Certifying Officers"), on a timely basis so that appropriate decisions can be made regarding public disclosure within the required time periods specified under applicable Canadian securities laws. The Certifying Officers are responsible for establishing and monitoring the Company's DC&P. The internal control over financial reporting ("ICFR") is designed to provide reasonable assurance that such financial information is reliable and complete. The Certifying Officers are also responsible for establishing and maintaining adequate ICFR for the Company.

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As at December 31, 2015, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company's DC&P and ICFR as required by Canadian securities laws. Based on that evaluation, the Certifying Officers have concluded that, as of the end of the period covered by this MD&A, the DC&P were effective to provide reasonable assurance that material information relating to the Company was made known to senior management by others and information required to be disclosed by the Company in its annual filings, interim filings (as such terms are defined under National Instrument 52-109 – Certification of Disclosure in Issuers' Annual and Interim Filings) or other reports filed or submitted by it under securities legislation were recorded, processed, summarized and reported within the time periods specified in securities legislation. The Certifying Officers have evaluated the effectiveness of the Company’s ICFR as at December 31, 2015 and have concluded that such ICFR is effective. The Certifying Officers have also concluded that, as of the end of the period covered by this MD&A, the ICFR provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. To design its ICFR, the Company used the 2013 Internal Control – Integrated Framework (COSO Framework) published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has concluded that, as of December 31, 2015, the Corporation’s internal control over financial reporting was effective based on those criteria. Due to inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation relating to the effectiveness in future periods are subject to the risk that controls may become inadequate as a result of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate. Because the Company is an “emerging growth company” as defined in the U.S. Jumpstart Our Business Startups Act of 2012, the Company will not be required to comply with the auditor attestation requirements of the U.S. Sarbanes-Oxley Act of 2002 for as long as the Company remains an “emerging growth company”, which may be for as long as five years following its initial registration in the United States.

There have been no material changes in our internal control over financial reporting or disclosure controls and procedures during the year ended December 31, 2015, that have materially affected, or are reasonably likely to affect our internal control over financing reporting.

aDDITIONAL INFORMATION

Additional information about the Company, including the Company’s Financial Statements and Annual Information Form, are available on SEDAR at www.sedar.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

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